16941 Keegan Ave., Carson CA 90746 Phone & Fax (310) 735-0085

Mr. James Allegretto, Senior Assistant Chief Accountant

Mr. Scott Anderegg, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

February 22, 2013

Re:	U.S. Auto Parts Network, Inc.
Form 10-K
Filed March 26, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2012
File No. 1-33264

Dear Messrs. Allegretto and Anderegg:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated February 11, 2013 (the “Comment Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and (ii) Definitive Proxy Statement on Schedule 14A filed on April 2, 2012. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.We note your response to comment 1 in our letter dated December 27, 2012. We reissue our prior comment. Please provide us with your proposed disclosure responsive to our comment with sufficient detail that we can understand the general format and tenor of your disclosure.

Response: The Company has set forth below a draft of the various disclosures that the Company believes are responsive to the Staff’s comment, which the Company will include in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012. The disclosures below are in a draft form and amounts disclosed are subject to change, but will substantially reflect what will be included in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012. Furthermore, the Company respectfully informs the Staff that the draft disclosures provided below are only the portions of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that the Company believes are responsive to the Staff’s comment, and that the Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012 will include all the disclosures required by Item 7 of the Annual Report on Form 10-K, not just those provided below.

“Overview

We are one of the largest online providers of aftermarket auto parts, including body parts, engine parts, and performance parts and accessories. Our user-friendly websites provide customers with a broad selection of SKUs, with detailed product descriptions and photographs. Our proprietary product database maps our SKUs to product applications based on vehicle makes, models and years. We principally sell our products to individual consumers through our network of websites and online marketplaces. Our flagship websites are located at www.autopartswarehouse.com, www.partstrain.com, www.jcwhitney.com, www.stylintrucks.com, www.AutoMD.com and our corporate website is located at www.usautoparts.net. We believe our strategy of disintermediating the traditional auto parts supply chain and selling products directly to customers over the Internet allows us to more efficiently deliver products to our customers while generating higher margins.

Our History. We were formed in Delaware in 1995 as a distributor of aftermarket auto parts and launched our first website in 2000. We rapidly expanded our online operations, increasing the number of SKUs sold through our e-commerce network, adding additional websites, improving our Internet marketing proficiency and commencing sales in online marketplaces. Additionally, in August 2010, through our acquisition of WAG, we expanded our product-lines and increased our customer reach in the DIY automobile and off-road accessories market. As a result, our business has grown since 2000, generating net sales of $304.0 million for fiscal year ended December 29, 2012.

International Operations. In April 2007, we established offshore operations in the Philippines. Our offshore operations allow us to access a workforce with the necessary technical skills at a significantly lower cost than comparably experienced U.S.-based professionals. Our offshore operations are responsible for a majority of our website development, catalog management, and back office support. Our offshore operations also house our main call center. We had 945 employees in the Philippines as of December 29, 2012. In January 2013, we laid off 163 employees in the Philippines which reduced our workforce to 782 in the Philippines (for additional details, refer to “Note 16-Subsequent Events” of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report). In addition to our operations in the Philippines, we have a Canadian subsidiary to facilitate sales of our products in Canada; the subsidiary has no distribution center or employees. We also ship parts directly to Canada and through a freight forwarding partner throughout the world. In 2012, we shipped auto parts to over 160 different countries. We believe that the cost advantages of our offshore operations provide us with the ability to grow our business in a cost-effective manner, and we expect to continue to add infrastructure to our offshore operations.

Acquisitions. From time to time, we may acquire certain businesses, websites, domain names, or other assets. In 2009, we completed the acquisition of the assets of a small website and the related domain names which further expanded and enhanced our product offering and our ability to reach more customers. In the first quarter of 2010, we completed two additional website and domain name asset acquisitions, which increased our net sales and internet traffic. In August 2010, Go Fido, Inc., a wholly-owned subsidiary of ours, completed the purchase of all of the outstanding capital stock of Automotive Specialty Accessories and Parts, Inc. and its wholly-owned subsidiary Whitney Automotive Group, Inc. (referred to herein as “WAG”). WAG’s Midwest facility expanded our distribution network and the merchandise WAG offers extended our go-to market product-lines into all terrain vehicles, recreational vehicles and motorcycles, as well as provides us with deep product knowledge into niche segments like Jeep, Volkswagen and trucks. This expansion of our product line increased our customer reach in the DIY automobile and off-road accessories market. Related to the WAG acquisition, the Company has incurred acquisition and integration related costs of $7.4 million and $3.1 million for the fiscal year 2011 and 2010, respectively. No significant integration costs were incurred subsequent to December 31, 2011. For additional information, see “Note 5 – Business Combination” of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report. We may pursue additional acquisition opportunities in the future to increase our share of the aftermarket auto parts market or expand our product offerings.

To understand revenue generation through our network of e-commerce websites, we monitor several key business metrics, including the following:

	Fifty-Two Weeks Ended
	December 29, 2012	December 31, 2011	January 1, 2011 [2]
Unique Visitors (millions) [1]	153.9	165.6	114.2
Total Number of Orders (thousands)	2,427	2,717	1,788
Average Order Value	$114.3	$121.8	$116.6
Revenue Capture	83.9%	81.7%	83.2%

1	Visitors do not include traffic from media properties (e.g. AutoMD).
2	Fiscal year 2010 excluded metrics from WAG (acquired in August 2010).

Unique Visitors: A unique visitor to a particular website represents a user with a distinct IP address that visits that particular website. We define the total number of unique visitors in a given month as the sum of unique visitors to each of our websites during that month. We measure unique visitors to understand the volume of traffic to our websites and to track the effectiveness of our online marketing efforts. The number of unique visitors has historically varied based on a number of factors, including our marketing activities and seasonality. We believe an increase in unique visitors to our websites will result in an increase in the number of orders. We seek to increase the number of unique visitors to our websites by attracting repeat customers and improving search engine marketing and other internet marketing activities. During fiscal year 2012, our unique visitors decreased by 7.1%. We expect declines in our unique visitors to continue in the next twelve months as we address the challenges we are experiencing from changes search engines have made to the formulas, or algorithms, that they use to optimize their search results, as described in further detail under “—Executive Summary” below.

Total Number of Orders: We monitor the total number of orders as an indicator of future revenue trends. During fiscal year 2012, total number of orders was down by 10.6% due to the decrease in unique visitors combined with overall increased competition. We expect the downward trend in the total number of orders to continue over the next twelve months due to continued declines in unique visitors and increased competition. We recognize revenue associated with an order when the products have been delivered, consistent with our revenue recognition policy.

Average Order Value: Average order value represents our net sales on a placed orders basis for a given period of time divided by the total number of orders recorded during the same period of time. During fiscal year 2012, our average order value decreased by 6.2%. We expect this trend to continue in the next twelve months primarily due to increased competition, as described in further detail under “—Executive Summary” below. We seek to increase the average order value as a means of increasing net sales. Average order values vary depending upon a number of factors, including the components of our product offering, the order volume in certain online sales channels, macro-economic conditions, and the competition online.

Revenue Capture: Revenue capture is the amount of actual dollars retained after taking into consideration returns, credit card declines and product fulfillment. During fiscal year 2012, our revenue capture increased by 2.2% to 83.9% compared to 81.7% in fiscal year 2011. We expect our revenue capture level to stay the same in the next twelve months as we continue to improve our customers’ purchase experience.

Executive Summary

For fiscal year 2012, the Company generated net sales of $304.0 million, compared with $327.1 million for fiscal year 2011, representing a decrease of 7.0%. Net loss for fiscal year 2012 was $xx million, or $xx per share. This compares to a net loss of $15.1 million, or $0.50 per share for fiscal year 2011. We generated Adjusted EBITDA (EBITDA plus current year’s share-based compensation expense, loss on debt extinguishment, impairment loss on goodwill and restructuring costs) of $xx million in fiscal year 2012 compared to $16.3 million in fiscal year 2011. Adjusted EBITDA is presented because such measure is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income, as an indicator of the Company’s operating performance, or as an alternative cash flows, as measures of the Company’s overall liquidity, as presented in the Company’s consolidated financial statements. Further, the Adjusted EBITDA measure shown for the Company may not be comparable to similarly titled measures used by other companies. Refer to the table presented below for reconciliation of net loss to Adjusted EBITDA.

Total revenues decreased compared to the same period in 2011 due to our decreased online sales. Our online sales, which include our e-commerce, online marketplace sales channels and online advertising, contributed 91.8% of total revenues, and our offline sales, which consist of our Kool-Vue™ and wholesale operations, contributed 8.2% of total revenues. Our online sales decreased by $28.8 million, or 9.3%, to $279.1 million compared to $307.9 million in fiscal year 2011. Our offline sales performed well throughout the year.

Like most e-commerce retailers, our success depends on our ability to attract online consumers to our websites and convert them into customers in a cost-effective manner. Historically, marketing through search engines provided the most efficient opportunity to reach millions of on-line auto part buyers. We are included in search results through paid search listings, where we purchase specific search terms that will result in the inclusion of our listing, and algorithmic searches that depend upon the searchable content on our websites. In fiscal year 2012, we decreased the amount we spent on paid search listings, as we have determined that it does not generate a sufficient amount of revenues to justify the expense. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas utilized by the search engine. We have had a history of success with our search engine marketing techniques, which gave our different websites preferred positions in search results. But search engines, like Google, revise their algorithms from time to time in an attempt to optimize their search results. Since 2011, Google has released changes to Google’s search results ranking algorithm aimed to lower the rank of certain sites and return other sites near the top of the search results based upon the quality of the particular site as determined by Google. Google made additional updates throughout fiscal year 2012. We were negatively impacted by the changes in methodology for how Google displayed or selected our different websites for customer search results. This reduced our unique visitor count which adversely affected our financial results for fiscal year 2012. Our unique visitor count decreased by 11.7 million, or 7.1%, for fiscal year 2012 to 153.9 million unique visitors compared to 165.6 million unique visitors in fiscal year 2011. We believe we were affected by these search engine algorithm changes due to the use of our product catalog across multiple websites. To address this issue we are consolidating to a significantly smaller number of websites to ensure unique catalog content. As we are significantly dependent upon search engines for our website traffic, if we are unable to attract unique visitors, our business and results of operations will be harmed.

Barriers to entry in the automotive aftermarket industry are low, and current and new competitors can launch websites at a relatively low cost. We experienced significant competitive pressure from certain of our suppliers as they are now selling their products online. Since our suppliers have access to merchandise at very low costs, they were able to sell products at lower prices and maintain higher gross margins, thus our financial results were negatively impacted by the increased level of competition. Total orders for fiscal year 2012 went down by 10.7% to 2.4 million compared to 2.7 million for fiscal year 2011 and our average order value went down by $7.5, or 6.2%, for fiscal year 2012 to $114.3 compared to $121.8 in fiscal year 2011 as a result of increased pricing competition. Our current and potential customers may decide to purchase directly from our suppliers. Continuing increased competition from our suppliers that have access to products at lower prices than us could result in reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition. In addition, some of our competitors have used and may continue to use aggressive pricing tactics. We expect that competition will further intensify in the future as Internet use and online commerce continue to grow worldwide. We are taking a number of steps during 2013 to attempt to reduce the selling prices of our products while increasing margins, which are discussed below.

Total expenses decreased compared to the same period in 2011. Our expenses primarily consist of direct costs associated with procuring parts from suppliers and delivering products to customers, which include direct product costs, outbound freight and shipping costs, warehouse supplies and warranty costs, advertising expenses and personnel costs, all of which decreased compared to the same period in 2011. Our personnel costs include compensation, benefits and payroll related taxes and are primarily a function of our headcount. Our employees at the end of fiscal year 2012 decreased to 1,370 compared to 1,521 at the end of fiscal year 2011. Our employees in the Philippines was 945 at the end of fiscal year 2012 compared to 1,005 at the end of fiscal year 2011. The decrease in our headcount in 2012 compared to 2011 was primarily due to the closure of our call center operations in La Salle, Illinois. In January 2013, as part of the Company’s initiatives to reduce labor costs and improve operating efficiencies in response to the challenges in the marketplace and general market conditions, we reduced our workforce to a total of 1,194 employees (for additional details, refer to “Note 16-Subsequent Events” of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report). If the downward trend in our revenues and net loss continue longer than twelve months, we may be required to further reduce our labor costs. In addition, our total expenses decreased during the fiscal year 2012 compared to the same period in 2011 due to the following: (1) restructuring costs decreased by $6.7 million; (2) an impairment loss on intangible assets in fiscal year 2011 related to certain WAG trade name intangible assets of $5.1 million compared to none in fiscal year 2012; and (3) lower amortization of intangible assets due to certain acquired intangible assets that were fully amortized.

Overall, we expect the downward trend in our revenues and net loss to continue in the next twelve months primarily due to the factors mentioned above. This trend could severely impact our liquidity as we may not be able to provide positive cash flows from operations in order to meet our working capital requirements. We may need to borrow additional funds from our credit facility, which under certain circumstances may not be available, sell our assets or seek equity or additional debt financing in the future. Refer to “Liquidity and Capital Resources” section below for additional details. There can be no assurance that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all. If our expected downward trend in revenues and net loss continues for longer than we expect because our strategies to return to positive sales growth and profitability are not successful or otherwise, and if we are not able to raise adequate additional financing or proceeds from asset sales to continue to fund our ongoing operations, we will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations or sell some of our assets.

Our strategies to return to positive sales growth and profitability are to attempt to accomplish the following in 2013:

•

Return to positive e-commerce growth by consolidating our websites to ensure unique catalog content and providing better content on our websites thereby improving our ranking on the search results. In addition, we intend to build mobile enabled websites to take advantage of shifting consumer behaviors. We expect this to increase unique visitors to our website and help us grow our revenues.

•

Improve the website purchase experience for our customers by (1) helping our customers find the parts they want to buy by reducing failed searches and increasing user purchase confidence; (2) selling more highly customized accessories by partnering with manufacturers to build custom shopping experiences; (3) increasing order size across our sites through improved recommendation engine; and (4) completing the roll out of high quality images and videos with emphasis on accessory product lines. We expect this to increase the conversion rate of our visitors to customers, total number of orders and average order value, and contribute to our revenue growth.

•

Become one of the lowest priced options in the market. We will lower our prices by increasing foreign sourced products as they provide more low-cost products. We expect this to improve the conversion rate for our visitors to our website, grow our revenues and improve our margins.

•

Increase product selection by being the first to market with new SKUs. We will seek to add new categories and expand our existing specialty categories. We expect this to increase the total number of orders and contribute to our revenue growth.

•

Be the consumer advocate for auto repair through AutoMD.com. We will continue to devote resources to AutoMD.com and its system development. We expect this to improve our brand recognition and contribute to our revenue growth.

As we redesign our approach to attracting customers through search engines, we hope to offset much of the revenue loss by pursuing revenue opportunities in third-party online marketplaces, a number of which are growing in excess of 10% per year. Auto parts buyers are finding third-party online marketplaces to be a very attractive environment for many reasons, the top four being: (1) the security of their personal information; (2) the ability to easily compare product offerings from multiple sellers; (3) transparency (consumers can leave positive or negative feedback about their experience); and (4) favorable pricing. Successful selling in these third-party online marketplaces depends on product innovation, and strong relationships with suppliers, both of which we believe to be our strong competencies.

There are various macro-economic factors that indirectly affect our business, including the impact of the recession, continued high unemployment, and other challenging economic conditions. These factors decrease the overall discretionary spending of our customers and we believe it becomes more likely that consumers will keep their current vehicles longer, thus will need replacement parts as a result of general wear and tear, and perform repair and maintenance in order to keep those vehicles well maintained. At the same time, higher gas prices are negatively impacting the industry as consumers drive less and reduce the wear and tear on their vehicles. Given the nature of these factors, and the volatility of the overall economic environment, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future.

The table below reconciles net loss to Adjusted EBITDA for the periods presented (in thousands):

	Fifty-Two Weeks Ended December 29, 2012			Fifty-Two Weeks Ended December 31, 2011	Fifty-Two Weeks Ended January 1, 2011
Consolidated

Net loss	$	(xx	)	$(15,137)	$(13,926)
Interest expense, net		774		963	371
Income tax provision (benefit)		293		(1,512)	12,218
Amortization of intangibles		1,342		3,673	2,804
Depreciation and amortization		15,317		12,695	9,466

EBITDA		xx		682	10,933

Impairment loss on intangibles		—		5,138	—
Impairment loss on goodwill		xx		—	—
Share-based compensation		1,673		2,607	2,742
Loss on debt extinguishment		360		—	—
Legal costs to enforce intellectual property rights		—		462	2,284
Charge for change in revenue recognition		—		—	411
Restructuring costs (1)		640		7,375	3,124

Adjusted EBITDA	$	xx		$16,264	$19,494

(1)

We incurred restructuring costs in the third quarter of 2012 related to the Company’s initiatives to reduce labor costs and improve operating efficiencies in response to the challenges in the marketplace and general market conditions. We closed our call center in La Salle, Illinois and reduced our workforce resulting in severance charges of approximately $640,000 recorded in marketing expense, fulfillment expense and technology expense of $396,000, $228,000 and $16,000, respectively. For fiscal year 2011 and 2010, related to our WAG acquisition, the Company incurred acquisition and integration related costs of $7.4 million and $3.1 million, respectively, which were recorded in general and administrative expenses.”

“Liquidity and Capital Resources

Sources of Liquidity

During the fifty-two weeks ended December 29, 2012, we funded our operations with cash and cash equivalents generated from operations, proceeds from sale of investments and our credit facility. We had cash and cash equivalents of $1.0 million as of December 29, 2012, representing a $9.3 million decrease from $10.3 million of cash and cash equivalents as of December 31, 2011. The decrease in cash and cash equivalents was primarily due to payments on accounts payable, capital expenditures, payments on debt and negative cash flows from other working capital sources, partially offset by proceeds from revolving loan payable and net proceeds from sales of our investments. Based on our current operating plan, we believe that our existing cash and cash equivalents, investments, cash flows from operations and debt financing will be sufficient to finance our operational cash needs through at least the next twelve months, provided, however, that we may decide to augment our cash flows from operations and debt financing with sales of our equity or selected assets on terms that we determine to be satisfactory to us. As of December 29, 2012, we had $110,000 in short-term investments, comprised of mutual funds (refer to investment details in “Note 2 – Investments” of the Notes to Consolidated Financial Statements, included in Part IV, Item 15 of this report). Our April 2012 credit facility provides for a revolving commitment of up to $40 million subject to a borrowing base derived from certain of our receivables, inventory and property and equipment (see “Debt and Available Borrowing Resources” below).

In May 2011, we filed a shelf registration statement covering the offer and sale of up to $200 million of common stock with the SEC. The shelf registration was declared effective by the SEC on August 10, 2011. The terms of any offering under our shelf registration statement will be determined at the time of the offering and disclosed in a prospectus supplement filed with the SEC.

Working Capital

As of December 29, 2012 and December 31, 2011, our working capital was $(2.6) million and $8.7 million, respectively. The negative working capital as of December 29, 2012 is primarily the result of the current classification of our $16.2 million revolving loan payable compared to our $6.3 million current portion of long-term debt as of December 31, 2011. We expect the level of our working capital to be the same until we significantly reduce or eliminate our revolving loan payable. Our credit facility consists of a five-year revolving loan with available funds of up to $40 million subject to a borrowing base derived from certain of our receivables, inventory and property and equipment (see further discussion in “Debt and Available Borrowing Resources” below). Our revolving loan does not require principal payments, however is classified as current due to certain U.S. GAAP requirements (see “Debt and Available Borrowing Resources” below for further details). Giving consideration to our current liquidity position, excluding our loan balance of $16.2 million, our adjusted working capital was $13.7 million as of December 29, 2012. The adjusted working capital is a non-GAAP financial measure, as defined by the SEC, which provides a more complete understanding of factors and trends affecting our business and financial position as of December 29, 2012. The historical seasonality in our business during the year can cause cash and cash equivalents, inventory and accounts payable to fluctuate, resulting in changes in our working capital.

Cash Flows

The following table summarizes the key cash flow metrics from our consolidated statements of cash flows for fiscal year 2012, 2011 and 2010, respectively (in thousands):

	Fifty-Two Weeks Ended
	December 29, 2012	December 31, 2011	January 1, 2011
Net cash (used in) provided by operating activities	$(426)	$10,378	$(1,709)
Net cash used in investing activities	(7,195)	(11,524)	(31,048)
Net cash (used in) provided by financing activities	(1,701)	(6,100)	23,883
Effect of exchange rate changes on cash	17	(14)	218

Net decrease in cash and cash equivalents	$(9,305)	$(7,260)	$(8,656)

Operating Activities

Cash provided by operating activities is primarily comprised of net income (loss), adjusted for non-cash activities such as depreciation and amortization expense, impairment loss on goodwill, amortization of intangible assets, impairment loss on intangible assets and share-based compensation expense. These non-cash adjustments represent charges reflected in net income (loss) and, therefore, to the extent that non-cash items increase or decrease our operating results, there will be no corresponding impact on our cash flows. Net loss adjusted for non-cash adjustments to operating activities was $8.9 million for the period ended December 29, 2012, compared to $7.6 million for the period ended December 31, 2011. After excluding the effects of the non-cash charges, the primary changes in cash flows relating to operating activities resulted from changes in operating assets and liabilities.

•

Inventory decreased to $43.0 million at December 29, 2012 from $52.2 million at December 31, 2011, resulting in a decrease in operating assets and reflecting a cash inflow of $9.2 million for the fifty-two weeks ended December 29, 2012. We expect the level of our inventory to continue to decrease over the next twelve months due to lower revenues over the same period.

•

Accounts payable and accrued expenses decreased to $38.0 million at December 29, 2012 compared to $52.9 million at December 31, 2011 resulting in a decrease in operating liabilities and reflecting a cash outflow of $15.4 million for the fifty-two weeks ended December 29, 2012. Accounts payable and accrued expenses decreased primarily due to the decrease in accounts payable of $13.3 million. Accounts payable could fluctuate in future periods due to the amount of our revenues and the related purchases and the timing of our payments.

•

Other current liabilities decreased to $4.7 million at December 29, 2012 compared to $7.7 million at December 31, 2011, resulting in a decrease in operating liabilities and reflecting a cash outflow of $3.0 million for the fifty-two weeks ended December 29, 2012. Other current liabilities decreased due to the decreases in sales return, warranty and gift card liabilities.

Investing Activities

For the fifty-two weeks ended December 29, 2012 and December 31, 2011, net cash used in investing activities was primarily the result of increases in property and equipment ($10.2 million and $14.3 million, respectively), partially offset from net proceeds received from the sales of our investments ($3.2 million and $2.6 million, respectively). We expect our capital expenditures to decrease over the next twelve months as we attempt to reduce expenditures in an effort to satisfy operational cash needs during the same period.

Financing Activities

For the fifty-two weeks ended December 29, 2012, net cash used in financing activities was primarily the result of payments made on debt, totaling $25.4 million, which included the payoff of our previous term loan balance of $17.9 million and payments on our new revolving loan of $7.5 million, partially offset by the proceeds received from our revolving loan of $23.8 million (see further discussion in “Debt and Available Borrowing Resources” below). For the fifty-two weeks ended December 31, 2011, net cash used in financing activities was primarily the result of payments made on debt of $6.1 million.

Debt and Available Borrowing Resources

Total debt (primarily comprised of a revolving loan payable of $16.2 million, discussed further below) was $16.4 million as of December 29, 2012, compared to $18.0 million as of December 31, 2011. The decrease was due to net debt payments we made to our revolving loan payable during 2012 in order to maintain a borrowing base sufficient to allow for continued borrowing under our loan (see further discussion below) .

On April 26, 2012, the Company, certain of its wholly-owned domestic subsidiaries and JPMorgan Chase Bank, N.A., as sole lender and administrative agent entered into a Credit Agreement (the “Credit Agreement”). The Credit Agreement provides for a revolving commitment in an aggregate principal amount of up to $40,000,000 (the “Credit Facility”), which is subject to a borrowing base derived from certain receivables, inventory and property and equipment. The Credit Facility matures on April 26, 2017. The Company used the proceeds of the loans borrowed on the closing date to repay in full its previous credit facility with Silicon Valley Bank. In connection with the payoff of our previous credit facility, the Company recorded a loss on debt extinguishment of $360,000 which was comprised of a prepayment fee in the amount of $166,000, accelerated deferred financing costs in the amount of $185,000 and other direct expenses related to the previous debt. At December 29, 2012, our outstanding revolving loan balance was $16.2 million. The customary events of default under the Credit Facility include certain subjective acceleration clauses. Management has determined the likelihood of such acceleration is more than remote, considering the recurring losses experienced by the Company, therefore a current classification of our long-term loan balance was required as of December 29, 2012.

Loans drawn under the Credit Facility bear interest, at the Company’s option, at a per annum rate equal to either (a) LIBOR plus an applicable margin of 1.50%, or (b) an “alternate base rate” minus an applicable margin of 0.50%. Each applicable margin as set forth in the prior sentence is subject to increase or decrease by 0.25% per annum based upon the Company’s fixed charge coverage ratio. At December 29, 2012, the Company’s LIBOR based interest rate was 1.75% (on $15.0 million principal) and the Company’s Prime based rate was 2.75% (on $1.2 million principal). A commitment fee, based upon undrawn availability under the Credit Facility bearing interest at a rate of 0.20% per annum, is payable monthly. Under the terms of the Credit Agreement, cash receipts are deposited into a lock-box, which are at the Company’s discretion unless the “cash dominion period” is in effect, during which cash receipts will be used to reduce amounts owing under the Credit Agreement. The cash dominion period is triggered in an event of default or if excess availability is less than $6,000,000 at any time, as defined, and will continue until, during the preceding 60 consecutive days, no event of default existed and excess availability has been greater than $7,000,000 at all times. The Company’s excess availability was $10.8 million at December 29, 2012 or $4.8 million that was available above the cash dominion trigger of $6 million. As of the date hereof, the cash dominion period has not been in effect; accordingly no principal payments are currently due. By amendment to the Credit Agreement, the Company also has the right to request increases to the revolving commitments up to and above $60,000,000. As of December 29, 2012, the Company was in compliance with all covenants under the Credit Agreement.

Our credit facility is subject to a borrowing base derived from certain of our receivables, inventory and property and equipment. In the event that components of the borrowing base are adversely affected for any reason, including adverse market conditions or downturns in general economic conditions, we could be restricted in the amount of funds we can borrow under the credit facility. Furthermore, in the event that components of the borrowing base decrease to a level below the amount of loans then-outstanding under the credit facility, we could be required to immediately repay loans to the extent of such shortfall. If we became unable to borrow under the credit facility, or are required to immediately repay loans under the credit facility, our liquidity and capital resources and ability to operate our business could be severely impacted, which would have a material adverse effect on our financial condition and results of operations. In those events, we may need to sell our assets or seek equity or additional debt financing. There can be no assurance in those circumstances that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all. If we are not able to raise adequate additional financing or proceeds from asset sales to continue to fund our operations as planned in those circumstances, we will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations or sell some of our assets.

Our credit facility requires us to satisfy certain financial covenants. These financial covenants and tests could limit our ability to react to market conditions or satisfy extraordinary capital needs and could otherwise restrict our financing and operations. Under the Credit Agreement, the Company is not required to maintain a minimum fixed charge coverage ratio, unless excess availability is less than $6,000,000, whereby a ratio of 1.0 to 1.0 will be required. If our excess availability is reduced to less than $6 million, we will not comply with the minimum fixed charge coverage ratio. If we are unable to satisfy the financial covenants and tests at any time, we may as a result cease being able to borrow under the credit facility or are required to immediately repay loans under the credit facility, our liquidity and capital resources and ability to operate our business could be severely impacted, which would have a material adverse effect on our financial condition and results of operations. In those events, we may need to sell our assets or seek equity or additional debt financing or attempt to modify our existing Credit Agreement. There can be no assurance that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all.

See additional information in “Note 7 – Borrowings” of the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this report.

Funding Requirements

Based on our current operating plan, we believe that our existing cash, cash equivalents, investments, cash flows from operations and available debt financing will be sufficient to finance our operational cash needs through at least the next twelve months, provided, however, that we may decide to augment our cash flows from operations and debt financing with sales of our equity or selected assets on terms that we determine to be satisfactory to us. As discussed above, our Credit Facility provides a less restrictive asset-based funding limit, which gives us improved liquidity options at a lower cost of capital. Our future capital requirements may, however, vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated net sales, increased expenses, continued or worsened economic conditions, worsening operating performance by us, or other events, including those described in “Risk Factors” included in Part I, Item 1A may force us to sell our existing assets and seek additional debt or equity financing in the future. We may need to issue common stock under our shelf registration, discussed above. There can be no assurance that we would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all. If we are not able to raise adequate additional financing or proceeds from asset sales, we will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail our operations or sell some of our assets.”

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Compensation, page 15

2. We note your response to comment 3 in your letter dated December 27, 2012. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the performance thresholds. Please also discuss any discretion that may be exercised in vesting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment regarding the performance thresholds under the Company’s long-term equity compensation plan for Charlie Fischer, the Company’s Senior Vice President Global Sourcing and Procurement. Mr. Fischer has been granted two options to purchase the Company’s common stock that have performance-based vesting. The first option with performance-based vesting was granted to Mr. Fischer on October 29, 2009 (the “October 2009 Option”) and the second option with performance-based vesting was granted to Mr. Fischer on December 7, 2011 (the “December 2011 Option”). The Company respectfully submits that it still believes it is appropriate to omit disclosure of the specific thresholds and Company targets within each category of the performance thresholds for the October 2009 Option and the December 2011 Option pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Therefore, in order to address the Staff’s comment, and the requirements of Instruction 4 to Item 402(b) of Regulation S-K, the Company commits to providing the following disclosure regarding the October 2009 Option and the December 2011 Option in the Company’s Definitive Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders under the heading “Executive Compensation and Other Information – Compensation Discussion and Analysis – Long-Term Equity Compensation” and in its applicable future filings with the SEC:

“Mr. Fischer’s options will vest based on the achievement of certain operational performance goals. The Company does not have discretion that may be exercised with respect to the vesting of Mr. Fischer’s options absent attainment of the specified operational performance goals. In formulating the performance goals for Mr. Fischer’s options, the Compensation Committee balanced the consideration of the likelihood of achievement for these operational performance goals with the effectiveness of such goals in incentivizing Mr. Fischer. The Compensation Committee aimed to set performance goals that are closely aligned to the Company’s goals. The goals are expected to be possible, but not easy, to achieve with meaningful effort. However, with respect to the performance-based option granted to Mr. Fischer on October 29, 2009, because the Company expects a continued downward trend in the Company’s revenues and net loss to continue over the next twelve months, it is not likely that Mr. Fischer will achieve his performance targets by October 2013, which is the vesting end date for his option. Related to the performance-based option granted to Mr. Fischer on December 7, 2011, if the expected downward trend in the Company’s results of operations continues for longer than the Company expects, the Company similarly believes it is not likely that Mr. Fischer will achieve his performance targets for this option.”

*******

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ David Robson

David Robson

Chief Financial Officer

Cc:	Adam Phippen, SEC Staff Accountant
Lilyanna Peyser, SEC Staff Attorney

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